December 20, 2004

Mr. Roger Schwall
Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 0405
Washington, D.C.  20549

         Re:      Western Exploration Inc.
                  Registration Statement on Form SB-2
                  Filed on August 11, 2004, as amended November 12, 2004

Dear Mr. Schwall:

We represent Western Exploration Inc. We are in receipt of your letter dated November 29, 2004 and the following sets forth our comments to same:

Financial Statements
--------------------

General
-------

1. Continue to monitor the requirement to update your financial statements, as indicated in Item 301(g) of Regulation S-B.

     Answer: The financial statements have been updated through September 30, 2004.

2. We note your response to prior comment 3. We also note that you have removed the statement of operations for the period from inception through December 31, 2003. Please revise your filing to include a statement of operations for the period from inception through December 31, 2003. Refer to Item 310(a) of Regulation S-B for further guidance.

     Answer: The filing has been revised to include a statement of operations for the period from inception through December 31, 2003.

3. We reissue prior comment 4 with respect to your notes to the interim financial statements for the period ended June 30, 2004 and your notes to the audited financial statements for the period ended December 31, 2003.

     Answer: The notes for the interim financial statements for the period ended September 30, 2004 and the notes for the audited financial statements for the period ended December 31, 2003 have been updated in accordance with the previous comment 4.


Engineering Comments

Risk Factors, page 2
--------------------

4. Add a Marketing Risk Factor that clearly and succinctly states, the company does not have any specific knowledge of the limestone or industrial materials markets in the Frazer Valley or British Columbia, Canada. Further, clarify that the present limestone or industrial materials usage is unknown and future projections of growth are assumptions. In addition, clearly disclose that the product specifications for the limestone or industrial materials have not been researched and the present pricing structure for the same is not known.

     Answer: The SB-2 has been amended to include a marketing risk factor (#3) that clearly addresses the above-mentioned information.

Description of Business, page 7
-------------------------------

5. In the first paragraph, clearly disclose that the company cannot declare reserves until a bankable feasibility study is completed. In addition, this reserve declaration will require that a formal purchasing contract be in place for the majority of the quarry production. Also, disclose that a business plan does not demonstrate any "quality" of the cost estimates employed or identify professional responsibility for cost-production estimates. Disclose that a business should not be confused with or substituted for, a scoping study, a preliminary feasibility study, or a feasibility study, which are quality documents in regards to productive capabilities and cost estimates.

     Answer: The first paragraph of the Description of Business section of the SB-2 has been revised to disclose that the company cannot declare reserves until a bankable feasibility study is completed, that a business plan does not demonstrate any "quality" of the cost estimates employed, and that a business plan should not be confused with or substituted for, a scoping study, a preliminary feasibility study, or a feasibility study, which are quality documents in regards to productive capabilities and cost estimates.


Very truly yours,

ANSLOW & JACLIN, LLP


By:  /s/ Gregg E. Jaclin
     --------------------------
         GREGG E. JACLIN

GEJ/tf